                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-23587

                           NOTIFICATION OF LATE FILING

            (Check One): __ Form 10-K __ Form 11-K __ Form 20-F X Form 10-QSB

__Form N-SAR

         For Period Ended:  June 30, 1998
                           ----------------------------------------------

/ / Transition Report on Form 10-K     / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F     / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

         For the Transition Period Ended:
                                         --------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------

-------------------------------------------------------------------------------

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant    CHAPMAN HOLDINGS, INC.
                        -------------------------------------------------------
Former name if applicable

-------------------------------------------------------------------------------
Address of principal executive office (Street and number)
                          401 East Pratt Street, 28th Floor,
-------------------------------------------------------------------------------
City, state and zip code   Baltimore, Maryland 21202
                         ------------------------------------------------------


                                     PART II

                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The report on Form 10-QSB for Chapman Holdings, Inc. was not able to be filed prior to the 5:30 p.m. cut off for filings on August 14, 1998 because of typographic errors to the financial statements caused by converting the file from the Company's independent accountant's system to the financial printer's system. These errors in the conversion process were detected by the Company's independent accountants just prior to the cutoff for filing on August 14, 1998 and as a result of the time required to correct these errors, the Company's filing was not accepted by EDGAR until 5:36 p.m. and was filed with an August 17, 1998 date.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Erik J. Lichter, Esq.        (410) 244-7694
-------------------------------------------------------------------------------
         (Name)                       (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s). X Yes    No
                   ---   ---
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof? X Yes     No
                ---    ---
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For a discussion as to the changes in the Company's results of operations from the three and six months ended June 30, 1998, please refer to the "Financial Statements" (Item 1) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Item 2) contained in the Company's Form 10-QSB for the relevant period.

         CHAPMAN HOLDINGS, INC.
-------------------------------------------------------------------------------
         (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August 17, 1998            By      /s/ NATHAN A. CHAPMAN, JR.
     ----------------------            -------------------------------
                                             Nathan A. Chapman, Jr.
                                             President